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                                MODIFICATIONS TO

                      INTERNATIONAL STOCK OPTION AGREEMENTS

NATURE OF GRANT

In accepting the grant, the Optionee acknowledges that: (i) the Plan is discretionary in nature and may be suspended or terminated by the Corporation at any time; (ii) the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of Options, or benefits in lieu of Options even if Options have been granted repeatedly in the past; (iii) all decisions with respect to any such future grants will be at the sole discretion of the Corporation; (iv) the Optionee's participation in the Plan shall not create a right to further employment with his or her employer and shall not interfere with the ability of the Optionee's employer to terminate his or her employment relationship at any time with or without cause; (v) the Optionee's participation in the Plan is voluntary; (vi) the value of the Option is an extraordinary item which is outside the scope of the Optionee's employment contract, if any; (vii) the Option is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (viii) in the event of involuntary termination of his or her employment, the Optionee's right to receive Options and vest in Options under the Plan, if any, will terminate effective as of the date that he or she is no longer actively employed regardless of any reasonable notice period mandated under local law; furthermore, in the event of involuntary termination of employment, the Optionee's right to exercise the Option after termination of employment, if any, will be measured by the date of termination of his or her active employment and will not be extended by any reasonable notice period mandated under local law; (ix) the Option has been granted to the Optionee in his or her status as an Employee of his or her employer, and, in the event that his or her employer is not the Corporation, the Option grant can in no event be understood or interpreted to mean that the Corporation is his or her employer or that he or she has an employment relationship with the Corporation; (x) the future value of the underlying shares is unknown and cannot be predicted with certainty; (xi) if the underlying shares do not increase in value, the Options will have no value; and (xii) no claim or entitlement to compensation or damages arises from termination of the Options or diminution in value of the Options or shares purchased through exercise of the Options and the Optionee irrevocably releases his or her employer, the Corporation and its Subsidiaries from any such claim that may arise.

DATA PRIVACY

The Optionee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this document by and among, as applicable, his or her employer, the Corporation and its Subsidiaries for the exclusive purpose of implementing, administering and managing his or her participation in the Plan.

The Optionee understands that his or her employer, the Corporation and its Subsidiaries, as applicable, hold certain personal information about him or her, including, but not limited to, his

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or her name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Corporation, details of all Options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in his or her favor, for the purpose of implementing, administering and managing the Plan ("Data"). The Optionee understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in his or her country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than his or her country. The Optionee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing his or her participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Optionee may elect to deposit any shares of stock acquired upon exercise of the Option. The Optionee understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Plan. The Optionee understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or withdraw the consents herein by contacting in writing his or her local human resources representative. The Optionee understands that withdrawal of consent may affect his or her ability to exercise or realize benefits from the Option.

RESPONSIBILITY FOR TAXES

The Optionee hereby acknowledges and agrees that the ultimate liability for any and all tax, social insurance and payroll tax withholding ("Tax-Related Items") is and remains his or her responsibility and liability and that his or her employer, the Corporation and its Subsidiaries (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option and the subsequent sale of shares acquired pursuant to such exercise; and
(b) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate his or her liability for Tax-Related Items.

The Optionee agrees that prior to exercise of the Option, he or she shall pay or make adequate arrangements satisfactory to the Corporation and/or his or her employer, as applicable, to satisfy all withholding obligations of the Corporation and/or his or her employer, if any. In this regard, the Optionee authorizes the Corporation and/or his or her employer to withhold all applicable Tax-Related Items legally payable by him or her from his or her wages or other cash compensation paid to him or her by the Corporation and/or his or her employer, or from proceeds of sale. Alternatively, or in addition, where permissible under local law, the Optionee agrees and acknowledges that the Corporation may sell or arrange for the sale of shares that the Optionee is due to acquire to meet the minimum withholding obligation for Tax-Related Items. Any estimated withholding which is not required in satisfaction of any Tax-Related Items will be repaid to the Optionee by the Corporation or his or her employer, as applicable. Finally, the Optionee agrees that he or she shall pay to the Corporation or his or her employer, as applicable, any amount of any Tax-Related Items that the Corporation and/or his or her employer may be required to withhold as a result of his or her participation in the Plan or his or her purchase of shares that cannot be satisfied by the means previously described.


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SEVERABILITY

The provisions of this Option Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

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